A-Power Energy Generation Systems, Ltd. Filed Annual Report on Form 20-F

SHENYANG, China, March 31, 2010, A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR; "A-Power" or "the Company"), a leading provider of distributed power generation systems in China and a fast-growing manufacturer of wind turbines, today filed its annual report on Form 20-F for the year ended December 31, 2009 with the Securities and Exchange Commission.

The annual report can be accessed on the Company’s website at http://www.apowerenergy.com. The Company will provide a hard copy of its annual report, including audited financial statements for the year ended December 31, 2009, free of charge, to its shareholders upon request.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. In addition to the establishment of strategic relationships with the world’s leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.